EXHIBIT 99.3

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	CHAIRMAN & CEO C.S. (SCOTT) REES III PRESIDENT & COO DANNY D. SIMMONS EXECUTIVE VP G. LANCE BINDER	EXECUTIVE COMMITTEE P. SCOTT FROST • DALLAS J. CARTER HENSON, JR. • HOUSTON DAN PAUL SMITH • DALLAS JOSEPH J. SPELLMAN • DALLAS THOMAS J. TELLA II • DALLAS

February 21, 2008

Mr. William T. Van Kleef
Chairman
Noble Energy, Inc. Audit Committee
Suite 100
100 Glenborough Drive
Houston, Texas 77067

Dear Mr. Van Kleef:

In accordance with your request, we have audited the estimates prepared by Noble Energy, Inc. (Noble), as of December 31, 2007, of the proved reserves to the Noble interest in certain oil and gas properties located in the United States and throughout the world.  These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter.  We have examined the estimates with respect to reserves quantities, reserves categorization, and future producing rates, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance.  The estimates of reserves have been prepared in accordance with the definitions and guidelines of the SEC.

The following table sets forth Noble's estimates of the net reserves as of December 31, 2007, for the audited properties:

	Net Reserves
Category	Oil (Barrels)	Gas (MCF)
Proved Developed
Producing	202,852,591	2,331,506,062
Non-Producing	26,187,838	224,549,875
Proved Undeveloped	99,989,511	751,411,215
Total Proved	329,029,940	3,307,467,152

The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL).  Oil volumes are expressed in barrels that are equivalent to 42 United States gallons.  Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Noble are greater and some are less than the estimates of Netherland, Sewell & Associates. Inc.  However, in our opinion the estimates of Noble's proved reserves shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.  These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We are satisfied with the methods and procedures used by Noble in preparing the December 31, 2007, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Noble.

4500 Thanksgiving Tower •1601 Elm Street • Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 •Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

The estimates shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves.  Noble's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil, NGL, and gas prices were used only to determine economic limits for the properties and economic viability of future projects.  Oil and NGL prices used by Noble are based on the December 31. 2007, Energy Intelligence Group, Inc.'s West Texas Intermediate (Cushing) price of $95.92 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials.  Gas prices used by Noble are based on the December 31, 2007, Platts Henry Hub spot market price of $6.795 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials.  All prices are held constant throughout the lives of the properties.

Operating costs and capital costs were used only to determine economic limits for the properties and economic viability of future projects.  Lease and well operating costs used by Noble are based on historical operating expense records.  These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Headquarters general and administrative overhead expenses of Noble are included only to the extent that they are covered under joint operating agreements for the operated properties.  Lease and well operating costs are held constant throughout the lives of the properties.  Noble's estimates of capital costs are included as required for workovers, new development wells, and production equipment.  The future capital costs are held constant to the date of expenditure.

It should be understood that our audit does not constitute a complete reserves study of the oil and gas properties of Noble.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 81 percent of the company's total proved reserves.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Noble with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  Our audit did not include a review of Noble's overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Noble, are on file in our office.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Noble Energy, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By: /s/ Danny D. Simmons. P.E.	By: /s/ David E. Nice, P.G.
Danny D. Simmons, P.E.	David E. Nice, P.G.
President and Chief Operating Officer	Vice President

Date Signed: February 21, 2008	Date Signed: February 21, 2008

RBT:PSF

cc:  Mr. John Lewis, Noble Energy, Inc.

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